                                                                    EXHIBIT 99.2


(VIVENDI UNIVERSAL)

NOTE: THIS PRESS RELEASE CONTAINS CONSOLIDATED RESULTS ESTABLISHED UNDER FRENCH GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (FRENCH GAAP).

                                2003 MAJOR EVENTS

- INVESTMENT OF E4 BILLION IN SFR CEGETEL.

- AGREEMENT SIGNED WITH GE TO CREATE, IN THE SECOND QUARTER OF 2004, NBC UNIVERSAL.

                       2003 CONSOLIDATED FINANCIAL RESULTS

- NET DEBT(1) REDUCED TO E11.6 BILLION at December 31, 2003, after the E4 billion investment in SFR Cegetel.

- ADJUSTED NET INCOME(2) (EXCLUDING EXCEPTIONAL ITEMS AND GOODWILL)

  o positive at E349 MILLION, an improvement of E863 MILLION compared with 2002.

- ASSET IMPAIRMENT CHARGE:

  o E1.8 BILLION asset impairment charge, notably at Universal Music Group and Vivendi Universal Games

- NET LOSS OF E1.1 BILLION.

- STRONG GROWTH OF OPERATING RESULTS ON A PRO FORMA(3) BASIS:

  o Operating income of E3,309 million, up 61% on a pro forma basis,

  o Consolidated cash flow from operations(4) of E4.4 billion, up 64% on a pro forma basis,

  o Proportionate cash flow from operations(5) of E2.8 billion, multiplied by
    3.7 times, on a pro forma basis.

                                  OUTLOOK 2004

- VERY STRONG GROWTH IN ADJUSTED NET INCOME.

- STRONG GROWTH IN OPERATING INCOME, EXCLUDING VUE, NBC UNIVERSAL AND
  TELEPIU(6).

- STABLE CONSOLIDATED CASH FLOW FROM OPERATIONS, EXCLUDING VUE, NBC UNIVERSAL AND TELEPIU(6).

- NET DEBT BELOW E5 BILLION.

- IN A POSITION TO PAY A DIVIDEND TO OUR SHAREHOLDERS IN 2005.

FURTHER INFORMATION IS AVAILABLE AT: http://finance.vivendiuniversal.com


----------

(1) French GAAP gross debt less cash and cash equivalents.

(2) For reconciliation of net income (loss) to adjusted net income (loss) please refer to the table in the supplementary schedules attached to this release page 15.

(3) The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp. in May 2002 and the disposition of Vivendi Universal Publishing assets sold in 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002.

(4) Net cash provided by operating activities net of capital expenditures and before financing costs and taxes.

(5) Defined as cash flow from operations excluding the minority stakes.

(6) Telepiu consolidated until April 30, 2003 ; VUE consolidated until the closing of the transaction ; NBC Universal to be equity accounted.

PARIS, MARCH 17, 2004 - Vivendi Universal today announced its financial results for 2003 which are currently being audited and were approved by the Board of Directors.

       COMMENTS BY JEAN-RENE FOURTOU, CHAIRMAN AND CHIEF EXECUTIVE OFFICER

"I am pleased to announce financial results for 2003 which have exceeded our guidance.

Vivendi Universal's teams have accomplished a lot together in 18 months: we overcame a financial issue, we reduced our debt from approximately E35 billion to E11.6 billion, we divested approximately E10 billion of assets, not counting proceeds from the upcoming VUE transaction.

Today, Vivendi Universal is in good working order. In 2003, Vivendi Universal has invested E1.6 billion of capital expenditures in its core businesses. It has also invested E4 billion for the acquisition of BT's 26% stake in SFR Cegetel.

In addition, we have signed, in October 2003, an agreement with General Electric to combine VUE and NBC. This will give birth to NBC Universal, one of the world's most profitable and fastest-growing media companies, in which we will be an active and long term partner.

Our main commitment was to improve considerably our operating cash flow and Vivendi Universal managers have focused successfully on this matter. As a result, our consolidated cash flow from operations grew 64% in 2003 and our proportionate cash flow from operations increased almost 4 times over the previous year, on a pro forma basis.

We have reversed the trend: cash flow generation in the businesses now contributes to the reduction of the debt, while we maintain capital expenditures to strengthen our operations.

We have eliminated the company's cash drains. The cost of the headquarters has been reduced 50%. For the first time in six years, Canal+ Group records a positive operating income. The Universal Music Group and Vivendi Universal Games are implementing a strong and determined reorganization plan. We have strengthened our relationship with Vodafone for the benefit of SFR and shareholders.

I am proud of the efficiency demonstrated by our teams, both at corporate and the business unit levels. A lot of work still needs to be accomplished this year: closing of the VUE-NBC transaction by the end of the first half, increasing our stake in Maroc Telecom, succeeding in SFR's 3G launch, continuing the process of strengthening Canal+ Group, improving Universal Music Group and Vivendi Universal Games operations, completing our non core assets divestiture program and reducing our net debt.

In 2004, I expect Vivendi Universal to deliver strong growth in its profit, to reach a level of debt below E5 billion at year end and be in a position to distribute dividends to its shareholders in 2005.

On top of an improved financial structure, Vivendi Universal's main objective is to create value for its shareholders in two sectors with strong growth potential: over the long term, Media and Telecommunications have grown significantly faster than the rest of the economy.

In 2005, Vivendi Universal will be a dynamic Media and Telecommunications group, delivering a strong increase in profit with high available cash flow and able to pursue internal growth as well as to invest in select external opportunities. "

COMMENTS ON THE GROUP'S EARNINGS:

Due to substantial scope changes, the straightforward comparison of 2003 versus 2002 results, on an actual basis, may not be meaningful. THIS IS WHY THE COMPARISONS BELOW ARE PRESENTED ON A PRO FORMA BASIS(3). For comparison with "as published" statements, see the attached schedules.

ADJUSTED NET INCOME

The 2003 adjusted net income amounted to + E349 MILLION. This compares with a loss of - E514 million in 2002.

This E863 MILLION IMPROVEMENT was achieved due to:

        + E1,432 million from the operating income improvement,

        + E393 million from the tax improvement (mainly a consequence of the simplification of SFR's structure i.e., E287 million group share),

and was partially offset by:

        - E48 million from the higher financing expenses, reflecting an increased average cost of the debt (4.8% in 2003 versus 4.1% in 2002) offset by a lower average gross debt (E16.4 billion in 2003 versus E22.1 billion in 2002),

        - E538 million from higher other financial expenses (mainly due to E228 million of foreign exchange losses in 2003 against E153 million capital gain on Vinci shares in 2002),

        - E273 million from higher minority interests (mainly due to the improvement in SFR Cegetel and Maroc Telecom's results),

        - E103 million from the decrease in equity earnings or sold affiliates (reduced contribution from Veolia Environnement - E459 million - not fully offset by reduced losses in VUNet, international telecom and Canal+).

The 2003 adjusted net income (excluding exceptional items and goodwill) includes non recurring items. The positive items are the simplification of SFR's structure (E287 million group share) and the reversal of certain provisions (E649 million). They are largely offset by the negative impact of currency movements (E228 million of foreign exchange losses and E121 million from the effect of currency on the operating income) as well as restructuring provisions and various exceptional charges (E510 million).

GOODWILL AND ASSET IMPAIRMENT

The company recorded E1,120 MILLION in goodwill amortization (versus E992 million in 2002) and impairment losses of goodwill and other intangible assets amounted to E1,792 MILLION (versus E18,442 million in 2002). Essentially due to declining market conditions in 2003, impairment losses were recorded on Universal Music (E1,370 million), VUE Universal Parks & Resorts (E188 million), Canal+ Group international assets (E165 million) and VU Games (E61 million).

FINANCIAL PROVISIONS, EXCEPTIONAL ITEMS

The company's 2003 earnings are impacted by a number of exceptional items, although to a much lesser extent than in 2002.

The exceptional gains on divestitures were E602 MILLION in 2003, compared to E1,125 million in 2002. The 2003 financial provisions (net of realized losses) and the charges related to the company's debt restructuring were limited to E94 MILLION versus E3,567 million in 2002. The company benefited from E1,112 MILLION of exceptional tax credits in 2003, compared to E1,022 million in 2002 of exceptional tax expenses. The most important swing factor was the reversal of a E477 million reserve (established in 2002 for E534 million for a potential contractual liability for tax indemnification that would have arisen if Vivendi Universal had been unable to secure the refinancing of the bridge loan relating to the VUE Leveraged Partnership Distribution).


----------

(3) The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp. in May 2002 and the disposition of Vivendi Universal Publishing assets sold in 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting of Veolia Environnement using the equity method at January 1, 2002 instead of December 31, 2002.

NET LOSS / LOSS PER SHARE - BASIC

Altogether, the company's net loss amounted to - E1,143 MILLION (- E23,301 million in 2002). Vivendi Universal's 2003 net loss per share - basic amounted to - E1.07 (- E21.43 in 2002).

OPERATING INCOME

Whereas Vivendi Universal's pro forma revenues declined by 10% and 3% at constant currency, pro forma 2003 operating income INCREASED BY 61% (and +67% at constant currency) TO E3,303 MILLION compared with E2,051 million in 2002.

This strong operating income pro forma performance was achieved through:

        + E542 million improvement at Canal+ Group, which recorded E247 million of operating income in 2003 including some provision reversal early in the year ,

        + E510 million from the elimination of the company's cash drains in the non core businesses (VU Net, VTI and Vivendi Valorisation),

        + E470 million from the improved performance at SFR Cegetel Group,

        + E335 million from lower holding and corporate costs,

        + E160 million growth at Maroc Telecom,

and was offset by:

        - E486 million decline at UMG,

        - E264 million decline at VU Games,

        - E15 million decline at VUE (up 39%, on a stand-alone, pro forma, dollar and U.S. GAAP basis)

CASH FLOW GENERATION

The consolidated cash flow from operations for the year 2003 was E4.4 BILLION, UP 64% compared to E2.7 billion for the same period last year, on a pro forma basis. Approximately E400 million of the consolidated cash flow from operations came from non recurring asset sales, e.g., real estate asset sales at VUE. Also, the working capital requirements of the 4th quarter 2003 have been reduced well below expectations due to positive timing of certain events and through improved cash management.

Proportionate cash flow from operations for the full year was E2.8 BILLION, 3.7 TIMES the E754 million in 2002, on a pro forma basis.

Access to the cash flows from within the businesses has improved significantly, as the VUE ring fence was eliminated in June 2003 and SFR Cegetel Group has started to distribute dividends in 2003 and adopted a quarterly dividend policy starting in 2004.

The cash flow is now contributing to the reduction of debt, in spite of strong levels of capital expenditures.

INVESTMENTS

In 2003, Vivendi Universal invested E6.0 BILLION, of which E4.4 billion in various acquisitions including E4 billion to acquire 26% of Cegetel and E1.6 billion in capital expenditures.

NBC UNIVERSAL

On October 8, 2003, Vivendi Universal and GE announced the signing of a definitive agreement for the combination of NBC and VUE. The new company, to be called NBC Universal, will be 80%-owned by GE, with approximately 20% held by Vivendi Universal. NBC Universal's assets will include: the NBC Television Network, Universal Pictures, television production studios (NBC Studios and Universal Television), a portfolio of cable networks, the NBC TV stations group, Spanish-language TV broadcaster Telemundo and its 15 Telemundo stations and interests in five theme parks. On a pro forma basis, NBC Universal's 2003 revenues would be more than $13 billion and 2003 EBITDA exceeding $3 billion.

As part of the transaction, GE is expected to pay at closing $3.65 billion of cash consideration, of which Vivendi Universal would receive approximately $3.3 billion, subject to adjustment in the event that InterActiveCorp exercises certain rights it has to participate in the VUE-NBC transaction.

As a result of the deconsolidation of VUE, Vivendi Universal will also benefit from an approximately $3.2 billion reduction in net debt on a consolidated basis. This reduction comes from $1.7 billion related to VUE's debt and the net effect of the deconsolidation of class B preferred shares.

Beginning in 2006, Vivendi Universal will have the option to begin monetizing its ownership interest in NBC Universal at fair market value. Vivendi Universal will hold three out of 15 seats on the Board of Directors of NBC Universal. The transaction had no impact on Vivendi Universal's 2003 accounts.

The completion of the VUE NBC transaction is subject to customary approvals from various regulatory agencies and the defeasance of the covenants of the class A preferred shares. Vivendi Universal currently anticipates completing the VUE NBC transaction in the second quarter of 2004.

ASSET DIVESTITURE PROGRAM

The divestiture program is on track, with approximately E3 BILLION in proceeds generated in 2003 (mainly the Consumer Press division, Canal+ Technologies, InterActiveCorp warrants, Telepiu, Hungary's fixed line, Comareg and VUE real estate), and close to E10 BILLION in proceeds since July 2002 (excluding the proposed VUE transaction).

NET DEBT

Vivendi Universal has been able to improve its liquidity and debt situation in 2003 due to improved cash flow generation and the success of its divestiture program.

The net debt of the company was reduced from E34.9 billion in June 2002 to E12.3 billion at the end of 2002 and E11.6 BILLION at the end of 2003, even if Vivendi Universal invested E6.0 billion in 2003.

The company's Credit Default Swaps (CDS) have improved very significantly, reflecting the turn around of the company's finances. The 5-year CDS measures the risk associated with debt maturing in 5 years time. This indicator declined from 485 points at the end of March 2003 to 275 points at the beginning of June. It decreased further to 185 points in the beginning of September 2003 and to 110 on December 31, 2003.

Since July 2002, Vivendi Universal has restructured and set up E15 billion of debt. During the course of the 2003 financial year, Vivendi Universal was able to obtain new lines of credit allowing it to progressively regain its financial flexibility, to substantially reduce its bank margins, to regain a balance between bank financing and capital market financing and to extend the average maturity of its debt.

At the end of January 2004, following the repayment of the E1.7 billion OCEANE which was maturing in early January, the average duration of Vivendi Universal's debt, including the series A and series B preferred stocks issued by VUE, was approximately 6.7 years compared to 4.5 years at the end of 2002.

COMMENTS ON OPERATING INCOME FOR VIVENDI UNIVERSAL'S MEDIA AND TELECOM
BUSINESSES:

MEDIA ACTIVITY (as fully consolidated at 100%)

REVENUES AMOUNTED TO E15,725 MILLION IN 2003. OPERATING INCOME WAS E1,047 MILLION, DOWN 9% ON A CONSTANT CURRENCY AND PRO FORMA BASIS. MEDIA ACTIVITY HAS GENERATED E1,920 MILLION OF CASH FLOW FROM OPERATIONS.

Canal+ Group (100% Vivendi Universal economic interest):

--------------------------------------------------------------------------------------------------------------------
   In millions of            2003 Actual             2002 Actual             % variation              % variation
   euros                                                                                            excluding scope
                                                                                                        changes
--------------------------------------------------------------------------------------------------------------------
   Revenue                      4,158                   4,833                   -14%                      +1%
--------------------------------------------------------------------------------------------------------------------
   Operating                     247                    (325)                    NA                       NA
   Income
--------------------------------------------------------------------------------------------------------------------

Significant improvement in Canal+ Group's operating income.

In 2003, actual revenues at Canal+ Group declined by 14% (and 12% on a pro forma basis) to E4,158 million resulting from divestitures made in 2003. Excluding all scope changes (primarily Telepiu), Canal+ Group revenues were up 1% versus prior year.

Canal+ Group ended 2003 with the operating income of E247 million compared to an operating loss of E325 million in 2002. Recurring operating income amounted to E99 million. This represented a like-for-like increase of approximately E200 million over 2002. The difference with the actual operating income is explained by non-recurring items, principally a provision reversal impacting Telepiu's operating income for E129 million - this provision on a deal with a channel was reversed when Telepiu reached a high enough number of subscribers to make the contract profitable - and a slightly positive balance between other provision's allowances and reversals.

Revenues from the French pay-TV operations, Canal+ Group's core business, increased 6% to E2,813 million. Canal+ Group ended 2003 with nearly 8.1 million subscriptions to its Canal+ pay-TV offerings in France, representing a net growth of approximately 135,000 subscriptions for the year. With 4.9 million subscriptions at December 31, the Canal+ premium channel significantly limited the forecast decline in its subscriber base to a net of approximately 110,000, primarily due to the sustained level of commitments of new subscribers whose number rose 10% during the year. CanalSatellite continued to grow, ending the year with 2.8 million subscriptions, for a net annual increase of approximately 230,000 subscriptions.

Pay-TV's operating income doubled from the previous year at E128 million. All of the operations (premium channel, theme channels, satellite and cable packages and operations in the French overseas departments and territories) contributed to the increase. The good operating performances were achieved through revenue growth, restructuring efforts and cost savings.

StudioCanal revenues were down 23% to E351 million, in line with the company's strategy to be more selective on its movie investments. StudioCanal's "Les Nuls l'Integrule" ranked number one among France's best-selling videos and DVDs during the holiday season, with nearly one million copies sold, an unprecedented achievement for a comedy DVD in France.

Despite the revenue decline, StudioCanal operating income was positive at E26 million (compared to a E95 million operating loss in 2002) due to the benefits of the company's restructuring, the introduction of a new editorial policy and the decision to discontinue in-house movie production.

Universal Music Group (92% Vivendi Universal economic interest):

     In             2003 Actual   2002 Actual   % variation       % variation
     millions                                                     pro forma at
     of euros                                                  constant currency
--------------------------------------------------------------------------------
     Revenue           4,974         6,276          -21%              -12%

     Operating            70           556          -87%              -90%
     Income

UMG operating income impacted by a weak market, restructure costs and legal charges

UMG's revenues of E4,974 million were 21% below 2002 due to adverse currency movements, weakness in the global music market and a lower number of releases from global superstars. Revenues declined 12% in constant currency with growth in Japan and the U.K. more than offset by declines in the U.S., Germany, and France. Best sellers included 50 Cent, which was the number one best seller of the year in the U.S. and strong carryover sales from 2002 releases by t.A.T.u. and Eminem. Other major sellers were from Sheryl Crow, Toby Keith, The Black Eyed Peas with very strong sales outside of North America, Sting and Busted, who had two albums in the year selling over 1 million units. UMG estimates that its worldwide market share declined slightly from the record level of 24.3% attained in 2002 but remains higher than 2001 and prior years.

In 2003, operating income at UMG declined 87% to E70 million. This decline reflected the margin impact of the decline in revenue and a higher proportion of lower margin activity partially offset by lower marketing and catalog amortization expenses. Operating income also reflected the costs incurred as a result of a restructuring program commenced in mid-2003 and a charge relating to the cash deposit made with the United States District Court in connection with the Company's appeal of an unfavourable decision after trial in a lawsuit brought by TVT Records and TVT Music, Inc.

Cash flow from operations was down 11% versus last year despite the sharp drop in operating income and the TVT matter, primarily due to a reduction in other working capital requirements, lower artist and repertoire investment and reduced capital expenditures. Also, a large portion of the restructuring charges will not be reduced to cash until 2004.

In a difficult and evolving environment, UMG is pursuing a multi-pronged approach to restore its profitability and revenue growth. These include continuation of the cost-cutting initiatives begun last year, the active support of legitimate on line services and other efforts to combat piracy, and further adjustment to the North American pricing policy.

Vivendi Universal Games (99% Vivendi Universal economic interest):

     In millions    2003 Actual    2002 Actual   % variation     % variation at
     of euros                                                  constant currency
--------------------------------------------------------------------------------
     Revenue            571            794           -28%            -16%

     Operating         (201)            63            NA              NA
     Income

Vivendi Universal Games performance suffered a decline.

Vivendi Universal Games revenues, comprised of a balanced mix of original content (45%), licensed properties (40%) and third-party releases (15%), decreased to E571 million for the year, 28% below prior year. On a constant currency basis, revenues were down by 16%.

Operating loss amounted to E201 million compared to operating income of E63 million in 2002 mainly reflecting lower gross margins on declining revenues and the write off of R&D expenses (E54 million). A weaker release schedule compare to the prior year compounded by slippage resulted in lower revenues, higher returns, price protection, and product and advance write-offs.

A new management team has been put in place to stabilize the company and turn it around. 2004 will be a transition year for the company, with the most important titles being released late in the year. The company is focused on significantly enhancing the product portfolio by building off a strong intellectual property base (IP) and alliances, developing new IP for console, expanding into the on-line space and strengthening its market leading PC franchise.

Vivendi Universal Entertainment (86% Vivendi Universal economic interest):

     In millions          2003        2002          %           % variation pro
     of euros            Actual      Actual     variation          forma at
     In French                                                 constant currency
     G.A.A.P.
--------------------------------------------------------------------------------
     Revenue             6,022       6,270         -4%                +4%

     Operating             931         816        +14%               +19%
     Income

     IN MILLIONS          2003        2002          %
     OF DOLLARS          Actual       Pro       variation
     IN U.S.                        Forma(7)
     G.A.A.P.
---------------------------------------------------------
     Revenue             6,622       5,960        +11%

     Operating           1,008         723        +39%
     Income

----------

On a comparable basis (stand alone, pro forma, in dollars and in U.S. GA.A.P.), VUE's operating income increased 39%.

VUE revenues amounted to E6,022 million, down 4%. On a pro forma(7) and constant currency basis, VUE revenues were up 4% and up 10% excluding Spencer Gifts sold in May 2003. On a comparable basis (stand alone, pro forma, in US GAAP and in dollars), VUE revenues increased by $662 million or 11%.

Operating income was up 14% to E931 million and up 19% on a pro forma and constant currency basis.

On a comparable basis (stand alone, pro forma basis, in US GAAP and in dollars), VUE operating income increased $285 million or 39%. Strong performance at Universal Pictures as well as at Universal Television Production and Distribution were key drivers of the improved results.

Universal Pictures Group operating income increased 47% versus prior year primarily due to the strength of the current year film slate. Significant drivers included strong theatrical and video performances from Bruce Almighty, 2 Fast 2 Furious, Seabiscuit and theatrical results from American Wedding. 2003 also included strong video performances from 8-Mile, Bourne Identity and Scarface.

Operating income increased 8% at Universal Television Group. Operating income at Universal Television Production and Distribution was up 40%, driven by the continued success of the Law & Order franchise as well as higher margins on sales of library products. Operating income at Universal Television Networks was flat versus prior year as increases in advertising sales and affiliate fees were offset by investment in acquired and original programming, which is expected to drive future profits.

Universal Parks & Resorts and Other operating income increased 18% over the prior period. Operating income increased 20% at Universal Parks & Resorts, which included a benefit from the 2003 sale of hotel properties located at Universal City. Operating income at Universal Studios Networks, a group of international cable channels, improved by 183%, due to higher affiliate fees and subscribers combined with reduced overhead costs.



TELECOM ACTIVITY (as fully consolidated at 100%)

REVENUES AMOUNTED TO E9,045 MILLION IN 2003. OPERATING INCOME WAS E2,547 MILLION, UP 34% ON A CONSTANT CURRENCY AND PRO FORMA BASIS. TELECOM ACTIVITY HAS GENERATED E2,749 MILLION OF CASH FLOW FROM OPERATIONS.

SFR Cegetel (approximately 56% Vivendi Universal economic interest):

     In millions          2003          2002            %
     of euros            Actual        Actual       variation
-------------------------------------------------------------
     Revenue             7,574         7,067           +7%

     Operating           1,919         1,449          +32%
     Income

SFR Cegetel's operating income grew 32% to E1,919 million, due to good marketing performance and efficient cost management.

SFR Cegetel Group reported an excellent performance in 2003 with consolidated revenue growth of 7% to E7,574 million. Operating income increased by 32% to E1,919 million compared to E1,449 million in 2002 mainly reflecting efficient cost management.

Mobile telephony revenues increased 10% to E6,733 million, driven by significant growth in the customer base and a strong annual rolling ARPU(8). SFR increased its market share on the French mobile market to 35.3%

----------

(7) Pro forma basis as if interActiveCorp entertainment assets had been consolidated from January 1, 2002, and the results of Universal
Studios'international television networks had been reported by VUE instead of Canal Plus Group

(8) Annual rolling ARPU : annual rolling average revenue per user defined as annual rolling mobile (SFR+SRR) revenues excluding roaming-in and excluding equipment sales, net of promotions on yearly average ART (Autorite de Regulation des Telecommunications) total subscriber base.

against 35.1% at the end of December 2002. In 2003 and for the first time ever, SFR (including SRR) became the market leader in net adds with a 38% market share, taking its registered customer base to 14.7 million, a 9% increase against 2002. This good performance was primarily achieved due to strong market share on postpaid net adds (43%). Furthermore, SFR is actively focused on increasing loyalty of postpaid customers resulting in a 7.1 points churn rate decline to reach 13.4% in 2003.

Annual rolling ARPU grew 1.7% to E431, despite the fixed incoming call price decrease of 15% on January 1, 2003. This favorable ARPU trend is explained by an improved customer mix and increased usage: postpaid customer base grew 18% (compared to a 14% market growth), improving the customer mix to 57.7% against 53% at the end of December 2002. Overall voice usage increased 7% year over year to 256 minutes per average customer per month. In addition, the number of multimedia customers more than doubled to more than 2.3 million at the end of December 2003. The growing adoption of multimedia mobile services by SFR customers is confirmed with approximately 330,000 customers (as of December 31, 2003) to the new multimedia service portal Vodafone live! launched in October 2003 (and approximately 410,000 customers at the end of January 2004), 3.3 billion text messages (SMS) and 6 million multimedia messages (MMS) sent in 2003.

Growth in the customer base, strong annual rolling ARPU, declining customer acquisition costs per gross addition resulting from efficient cost management and a strong reduction in bad debt increased operating income by 26% to E1,949 million.

Fixed telephony revenues declined 9% to E841 million mainly explained by the unfavorable impact of year end 2002 voice price decreases and an unfavorable traffic mix. Operating losses decreased by 71% to E30 million mainly due to the improvement of cost management and favorable non-recurring events that more than offset revenue decline. Pro forma of the TD-Cegetel merger, fixed telephony activity, recorded a slightly positive operating income.

Maroc Telecom (35% Vivendi Universal economic interest):

In millions of    2003 Actual    2002 Actual    % variation     % variation at
euros                                                          constant currency
--------------------------------------------------------------------------------
Revenue              1,471          1,487            -1%              +3%

Operating              628            468           +34%             +40%
Income

Maroc Telecom operating income experienced a strong 40% growth to E 628 million, at constant currency, due to the efficient control of costs.

For the full year 2003, Maroc Telecom's revenues amounted to E1,471 million, up 3% at constant currency when compared with the year 2002.

Mobile revenues, representing 46% of 2003 total revenues, were up 8.5% when compared to 2002, thanks to a larger customer base. Mobile customers at year end increased 13% by 617,000 to 5,214,000.

Fixed-line revenues were stable, the increase of incoming mobile calls and internet being balanced by lower national voice traffic and the loss of Meditel's (the mobile competitor) international traffic. Reversing the trend of the previous years, Maroc Telecom's fixed-line customer base increased by 92,000 to reach 1,219,000 customers.

Operating income was up 34% (40% at constant currency) to E628 million mainly driven by strong operational improvement, cost management, impact of 2002 restructuring, lower bad debt, lower mobile acquisition costs and a reduction in selling, general and administrative expenses.

FORWARD LOOKING STATEMENTS:

This annual report includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or Exchange Act. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to divestitures, acquisitions, working capital and capital requirements, available liquidity, maturity of debt obligations, business trends and other information that is not historical information. Forward-looking statements can be identified by context. For example, when we use words such as "estimate(s)," "aim(s)," "expect(s)," "feel(s)," "will," "may," "believe(s)," "anticipate(s)" and similar expressions in this document, we are intending to identify those statements as forward-looking. All forward-looking statements, including, without limitation, the launching or prospective development of new business initiatives and products, anticipated music or motion picture releases, Internet or theme park projects, and anticipated cost savings from asset disposals and synergies are based upon our current expectations and various assumptions. Our expectations, beliefs, assumptions and projections are expressed in good faith, and we believe there is a reasonable basis for them. There can be no assurance, however, that managements' expectations, beliefs and projections will be achieved.

There are a number of risks and uncertainties that could cause our actual results to differ materially from our forward-looking statements. These include, among others: satisfaction of the conditions specified in the transaction agreements related to the planned combination of VUE and NBC, including, without limitation, the receipt of required governmental and other third-party approvals of the transaction; changes in the stock market and interest rate environment that affect revenues; general economic and business conditions, particularly a general economic downturn; industry trends; the availability and terms of financing; the terms and conditions of asset disposals and the timing thereof; changes in ownership structure; competition; changes in business strategy or development plans; challenges to, or losses or infringements of intellectual property rights; customer preference; technological advancements; political conditions; foreign currency exchange rate fluctuations; legal and regulatory requirements and the outcome of legal proceedings and pending investigations; environmental liabilities; natural disasters; and war or acts of terrorism.

The foregoing list is not exhaustive and there are other factors that may cause actual results to differ materially from the forward-looking statements. We urge you to review and consider carefully the various disclosures we make concerning the factors that may affect our business. All forward-looking statements attributable to us or persons acting on our behalf apply only as of the date of this document and are expressly qualified in their entirety by the cautionary statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events.

PRESS CONFERENCE

Speakers: Mr. Jean-Rene Fourtou, Mr. Jean-Bernard Levy and Mr. Jacques Espinasse
Date: Wednesday March 17, 2004.
10:30 AM Paris time
9:30 AM London time
4:30 AM New York EST

At Vivendi Universal's headquarters in Paris. 42, avenue de Friedland. 75008 Paris.

WEBCAST DETAILS:

The meeting/call will also be webcast at http://www.vivendiuniversal.com


ANALYST CONFERENCE CALL

Speakers: Mr. Jean-Rene Fourtou, Mr. Jean-Bernard Levy and Mr. Jacques Espinasse
Date: Wednesday March 17, 2004.
2:30 PM Paris time
1:30 PM London time
8:30 AM New York EST

Media invited on a listen only basis.

Conference Call details:

France: +33 (0)1 70 70 81 78
      Or +353 (0)1 247 5109 - Access code: 651177

UK: +44 (0)207 784 1004  - Access code: 337233

US toll free: +1 866 850 2201
US: +1 718 354 1152 - Access code: 337233

Webcast details:

The meeting/call will also be webcast at: http://finance.vivendiuniversal.com


CONTACTS :

MEDIA                               INVESTOR RELATIONS
PARIS                               PARIS
Antoine Lefort                      Daniel Scolan
+33 (0) 1 71 71 11 80               +33 (0) 1 71 71 32 91
Agnes Vetillart                     Laurence Daniel
+33 (0) 1 71 71 30 82               +33 (0) 1 71 71 12 33
Alain Delrieu
+33 (0) 1 71 71 10 86               NEW YORK
                                    Eileen McLaughlin
                                    +(1) 212.572.8961

                                VIVENDI UNIVERSAL
                        CONSOLIDATED STATEMENT OF INCOME
                            (French GAAP, unaudited)

Quarter ended December 31,                                                                           Year ended December 31,
--------------------------                                                                           -----------------------
    2003          2002             (Euros, in millions, except per share amounts)                 2003         2002         2002
As published  As published                                                                    As published    With VE   As published
    (a)           (a)                                                                             (a)        accounted     (a)
                                                                                                             for using
                                                                                                                the
                                                                                                              equity
                                                                                                              method
 --------      --------     -----------------------------------------------------------        --------      --------    --------
 E  7,215      E 15,969                               Revenues                                 E 25,482      E 28,112    E 58,150
 E    736      E    588                           OPERATING INCOME                             E  3,309      E  1,877    E  3,788
     (167)         (357)                         Financing expense                                 (698)         (650)     (1,333)
     (124)          321             Other financial expenses, net of provisions                    (509)       (3,444)     (3,409)
 --------      --------     -----------------------------------------------------------        --------      --------    --------
 E   (291)     E    (36)                 Financing and other expenses, net                     E (1,207)     E (4,094)   E (4,742)
 --------      --------     -----------------------------------------------------------        --------      --------    --------
                            INCOME (LOSS) BEFORE GAIN (LOSS) ON BUSINESSES SOLD, NET OF
 E    445      E    552          PROVISION, INCOME TAXES, EQUITY INTEREST, GOODWILL            E  2,102      E (2,217)   E   (954)
                                        AMORTIZATION AND MINORITY INTERESTS

      121          (334)             Gain on businesses sold, net of provisions                     602         1,125       1,049
    1,253        (1,762)                         Income tax expense                                 408        (2,119)     (2,556)
 --------      --------     -----------------------------------------------------------        --------      --------    --------
 E  1,819      E (1,544)    INCOME (LOSS) BEFORE EQUITY INTEREST, GOODWILL AMORTIZATION        E  3,112      E (3,211)   E (2,461)
                                               AND MINORITY INTERESTS

        1           (16)             Equity in earnings of sold subsidiaries             (a)          1            17          17
      112            25       Equity in (losses) earnings of unconsolidated companies                71           (99)       (294)
      (13)           --            Equity loss in Veolia Environnement impairment        (b)       (203)           --          --
     (495)         (364)                       Goodwill amortization                             (1,120)         (992)     (1,277)
   (1,631)       (7,442)                         Impairment losses                               (1,792)      (18,442)    (18,442)
 --------      --------     -----------------------------------------------------------        --------      --------    --------
 E   (207)     E (9,341)              INCOME (LOSS) BEFORE MINORITY INTERESTS                  E     69      E(22,727)   E(22,457)
     (435)         (420)                         Minority interests                              (1,212)         (574)       (844)
 --------      --------     -----------------------------------------------------------        --------      --------    --------
 E   (642)     E (9,761)                              NET LOSS                                 E (1,143)     E(23,301)   E(23,301)
 ========      ========     ===========================================================        ========      ========    ========
 E  (0.60)     E  (8.98)                       LOSS PER SHARE - BASIC                          E  (1.07)     E (21.43)   E (21.43)
 ========      ========     ===========================================================        ========      ========    ========
  1,072.7       1,086.4       Weighted average common shares outstanding (in millions)   (c)    1,071.7       1,087.4     1,087.4


(a) In 2002 and 2003, Vivendi Universal applied the option proposed in paragraph 23100 of the French rules 99-02 and presented the equity in (losses) earnings of businesses that were sold during the year on one line in the consolidated statement of income as "equity in (losses) earnings of sold subsidiaries". In 2002 sold subsidiaries included all of the Vivendi Universal Publishing activities excluding: Vivendi Universal Games, publishing activities in Brazil and the Consumer Press Division and Comareg. In 2003 sold subsidiaries included the Consumer Press Division, which was sold in early February 2003.

(b) The impairment loss of E203 million corresponds to Vivendi Universal's 20.4% interest in Veolia Environnement's impairment of goodwill and other intangible assets (i.e., E453 million), after a notional impairment of goodwill initially recorded as a reduction of shareholder's equity of E250 million, as prescribed by French GAAP.

(c) Excluding treasury shares recorded as a reduction of shareholders' equity (that is 4,360 shares as at December 31, 2003). The weighted average common shares outstanding including the potential dilution effect of outstanding convertible bonds and stock options represented approximately 1,209.6 million common shares as at December 31, 2003. The financial instruments with potential dilution effect that were in the money as of December 31, 2003 represented approximately 96.2 million common shares out of 137.9 million common shares to be potentially issued.

                                VIVENDI UNIVERSAL
                REVENUES AND OPERATING INCOME BY BUSINESS SEGMENT
                            (French GAAP, unaudited)


                                                                                 AS PUBLISHED
                                                  --------------------------------------------------------------------------
                                                      Quarter Ended December 31,               Year Ended December 31,
                                                  -----------------------------------    -----------------------------------
                                                                                  %                                      %
(Euros, in millions)                                2003         2002          Change      2003         2002          Change
                                                  --------     --------        ------    --------     --------        ------
REVENUES
  Canal+ Group                                    E    974     E  1,322         -26%     E  4,158     E  4,833         -14%
  Universal Music Group                              1,691        2,075         -19%        4,974        6,276         -21%
  Vivendi Universal Games (a)                          254          292         -13%          571          794         -28%
  Vivendi Universal Entertainment                    1,755        1,828          -4%        6,022        6,270          -4%
                                                  --------     --------         ---      --------     --------         ---
  MEDIA                                           E  4,674     E  5,517         -15%     E 15,725     E 18,173         -13%
  SFR Cegetel Group                                  2,021        1,821          11%        7,574        7,067           7%
  Maroc Telecom                                        370          372          ns*        1,471        1,487          -1%
                                                  --------     --------         ---      --------     --------         ---
  TELECOM                                         E  2,391     E  2,193           9%     E  9,045     E  8,554           6%
  Others (b)                                           150          201         -25%          584          813         -28%
                                                  --------     --------         ---      --------     --------         ---
  TOTAL VIVENDI UNIVERSAL                         E  7,215     E  7,911          -9%     E 25,354     E 27,540          -8%
                                                  ========     ========         ===      ========     ========         ===
    (EXCLUDING VE AND VUP ASSETS SOLD IN 2003)
  VUP assets sold in 2003 (c)                           --          155          na**         128          572         -78%
                                                  --------     --------         ---      --------     --------         ---
  TOTAL VIVENDI UNIVERSAL (EXCLUDING VE)          E  7,215     E  8,066         -11%     E 25,482     E 28,112          -9%
                                                  ========     ========         ===      ========     ========         ===
  Veolia Environnement                                  --        7,903          na            --       30,038          na
                                                  --------     --------         ---      --------     --------         ---
  TOTAL VIVENDI UNIVERSAL                         E  7,215     E 15,969         -55%     E 25,482     E 58,150         -56%
                                                  ========     ========         ===      ========     ========         ===

OPERATING INCOME (LOSS)
  Canal+ Group                                    E   (131)    E   (296)         na      E    247     E   (325)         na
  Universal Music Group                                108          371         -71%           70          556         -87%
  Vivendi Universal Games (a)                          (91)          26          na          (201)          63          na
  Vivendi Universal Entertainment                      239           91         163%          931          816          14%
                                                  --------     --------         ---      --------     --------         ---
  MEDIA                                           E    125     E    192         -35%     E  1,047     E  1,110          -6%
  SFR Cegetel Group                                    404          243          66%        1,919        1,449          32%
  Maroc Telecom                                        171          153          12%          628          468          34%
                                                  --------     --------         ---      --------     --------         ---
  TELECOM                                         E    575     E    396          45%     E  2,547     E  1,917          33%
  Holding & corporate                                 (117)        (411)         na          (330)        (665)         na
  Others (b)                                           153         (130)         na            39         (471)         na
                                                  --------     --------         ---      --------     --------         ---
  TOTAL VIVENDI UNIVERSAL                         E    736     E     47          NA      E  3,303     E  1,891          75%
                                                  ========     ========         ===      ========     ========         ===
    (EXCLUDING VE AND VUP ASSETS SOLD IN 2003)
  VUP assets sold in 2003 (c)                           --           (2)         na             6          (14)         na
                                                  --------     --------         ---      --------     --------         ---
  TOTAL VIVENDI UNIVERSAL (EXCLUDING VE)          E    736     E     45          NA      E  3,309     E  1,877          76%
                                                  ========     ========         ===      ========     ========         ===
  Veolia Environnement                                  --          543          na            --        1,911          na
                                                  --------     --------         ---      --------     --------         ---
  TOTAL VIVENDI UNIVERSAL                         E    736     E    588          25%     E  3,309     E  3,788         -13%
                                                  ========     ========         ===      ========     ========         ===



(a)  Vivendi Universal Games was formerly part of Vivendi Universal Publishing
     (VUP) (includes Kids Activities, e.g., Adi/Adibou in France and JumpStart in the US).

(b) Others correspond to Vivendi Telecom International, Internet, Vivendi Valorisation, Vivendi Universal Publishing (VUP) assets not sold during 2002 and 2003 (Atica & Scipione: publishing activities in Brazil) and the elimination of intercompany transactions.

(c) VUP assets sold in 2003 correspond to the Consumer Press Division sold in February 2003, which was deconsolidated as of January 1, 2003 and Comareg sold in May 2003.

*: not significant

**: not applicable

                                VIVENDI UNIVERSAL
           PRO FORMA REVENUES AND OPERATING INCOME BY BUSINESS SEGMENT
                            (French GAAP, unaudited)


                                                                               PRO FORMA*
                                     -----------------------------------------------------------------------------------------------
                                               Quarter Ended December 31,                        Year Ended December 31,
                                     ----------------------------------------------  -----------------------------------------------
                                                                         % Change                                         % Change
                                                                        at constant                                      at constant
(Euros, in millions)                   2003        2002      % Change      rate        2003        2002      % Change       rate
                                     --------    --------    --------   -----------  --------    --------    --------    -----------
REVENUES
  Canal+ Group                       E    974    E  1,300        -25%        -25%    E  4,158    E  4,742        -12%         -12%
  Universal Music Group                 1,691       2,075        -19%        -11%       4,974       6,276        -21%         -12%
  Vivendi Universal Games                 254         292        -13%         -1%         571         794        -28%         -16%
  Vivendi Universal Entertainment       1,755       1,838         -5%         14%       6,022       6,978        -14%           4%
                                     --------    --------    --------    --------    --------    --------    --------     --------
  MEDIA                              E  4,674    E  5,505        -15%         -5%    E 15,725    E 18,790        -16%          -6%
  SFR Cegetel Group                     2,021       1,821         11%         11%       7,574       7,067          7%           7%
  Maroc Telecom                           370         372        ns**          3%       1,471       1,487         -1%           3%
                                     --------    --------    --------    --------    --------    --------    --------     --------
  TELECOM                            E  2,391    E  2,193          9%         10%    E  9,045    E  8,554          6%           6%
  Others                                  150         201        -25%        -20%         584         813        -28%         -22%
                                     --------    --------    --------    --------    --------    --------    --------     --------
  TOTAL VIVENDI UNIVERSAL            E  7,215    E  7,899         -9%         -2%    E 25,354    E 28,157        -10%          -3%
                                     ========    ========    ========    ========    ========    ========    ========     ========

OPERATING INCOME (LOSS)
  Canal+ Group                       E   (131)   E   (275)      na***          na    E    247    E   (295)         na           na
  Universal Music Group                   108         371        -71%        -74%          70         556        -87%         -90%
  Vivendi Universal Games                 (91)         26          na          na        (201)         63          na           na
  Vivendi Universal Entertainment         239          62          na         77%         931         946         -2%          19%
                                     --------    --------    --------    --------    --------    --------    --------     --------
  MEDIA                              E    125    E    184        -32%          NA    E  1,047    E  1,270        -18%          -9%
  SFR Cegetel Group                       404         243         66%         66%       1,919       1,449         32%          32%
  Maroc Telecom                           171         153         12%         16%         628         468         34%          40%
                                     --------    --------    --------    --------    --------    --------    --------     --------
  TELECOM                            E    575    E    396         45%         47%    E  2,547    E  1,917         33%          34%
  Holding & corporate                    (117)       (411)         na          na        (330)       (665)        50%          47%
  Others                                  153        (130)         na          na          39        (471)         na           na
                                     --------    --------    --------    --------    --------    --------    --------     --------
  TOTAL VIVENDI UNIVERSAL            E    736    E     39          NA          NA    E  3,303    E  2,051         61%          67%
                                     ========    ========    ========    ========    ========    ========    ========     ========




     * The pro forma information illustrates the effect of the acquisition of the entertainment assets of InterActiveCorp and the disposition of VUP assets in 2003, as if these transactions had occurred at the beginning of 2002. It also illustrates the accounting for Veolia Environnement for using the equity method with a 20.4% ownership interest from January 1, 2002 instead of December 31, 2002. The pro forma information is calculated as a simple sum of the actual results of Vivendi Universal's businesses (excluding businesses sold) and the actual results reported by each of the acquired businesses in each period presented. Additionally, the results of Universal Studios international television networks are reported by Vivendi Universal Entertainment instead of Canal+ Group. This reclassification has no impact on the total results of Vivendi Universal. The pro forma results are not necessarily indicative of the combined results that would have occurred had the transactions actually occurred at the beginning of 2002.

    **: not significant

    ***: not applicable

                                VIVENDI UNIVERSAL
            RECONCILIATION OF NET LOSS TO ADJUSTED NET INCOME (LOSS)
                            (French GAAP, unaudited)

                                                                                                       Year ended December 31,
                                                                                                 -----------------------------------
(Euros, in millions)                                                                                2003       2002         Change
                                                                                                     as      With VE
                                                                                                 published  accounted
                                                                                                            for using
                                                                                                            the equity
                                                                                                              method
                                                                                                 ---------  ----------   -----------
NET LOSS                                                                                    (A)   E(1,143)  E(23,301)    +    22,158
      Adjustments to determine adjusted net income (loss)
        Financial provisions and amortization of financial charges                          (b)      (563)     2,786     -     3,349
        Realized losses reported in other financial expenses, net of financial provisions
        taken previously                                                                    (b)       503         (1)    +       504
        Other non-operating, non-recurring items reported in other financial expenses, net
        of provisions                                                                       (b)       154        782     -       628
                                                                                                  -------   --------     -----------
      Subtotal impact on financing and other expenses, net (see note below)                 (b)   E    94   E  3,567     -     3,473
        Adjustments on Veolia Environnement reported as for using the equity method         (c)       203        256     -        53
        Gain on businesses sold, net of provisions                                          (d)      (602)    (1,125)    +       523
        Goodwill amortization                                                               (a)     1,120        992     +       128
        Impairment losses                                                                   (a)     1,792     18,442     -    16,650
        Income tax expense                                                                  (e)    (1,112)     1,022     -     2,134
        Minority interests on adjustments                                                              (3)      (367)    +       364
                                                                                                  -------   --------     -----------
ADJUSTED NET INCOME (LOSS)                                                                        E   349   E   (514)    +       863
                                                                                                  =======   ========     ===========


NOTE:

  (a) As reported in the consolidated statement of income.

  (b) Details on 2003 impact on financing and other expenses, net:

                                                                          Financial      Realized      Other non-       TOTAL
                                                                       provisions and     losses     operating, non-
      (Euros, in millions)                                              amortization                 recurring items
                                                                        of financial
                                                                           charges
                                                                       --------------    --------    ---------------    ------
      InterActiveCorp warrants                                               454           (329)            --            125
      Veolia Environnement and BSkyB redemption premiums                     102           (102)            --             --
      Amortization of deffered charges related to bonds issuances,
      facilities and others                                                 (193)            --             --           (193)
      Fees related to the implementation of the refinancing plan              --             --            (50)           (50)
      Settlement of put options on treasury shares                           104             --           (104)            --
      Loss on sale of Vinci call options                                      13            (39)            --            (26)
      Other                                                                   83            (33)            --             50
                                                                           -----          -----          -----          -----
      TOTAL                                                                E 563          E(503)         E(154)         E (94)
                                                                           =====          =====          =====          =====



  (c) In 2003, corresponds only to equity loss in Veolia Environnement impairment.

  (d) As reported in the consolidated statement of income. In 2003, this item consisted mainly of capital gains on the divestiture of and/or dilution of our interest in the following companies: Telepiu (E215 million), Consumer Press Division (E104 million), Sogecable (E71 million), UGC (E-47 million), Comareg (E42 million) and other various items (E217 million).

  (e) Income tax (expense) corresponds to a reversal of a reserve of E477 million (established in 2002 for E534 million for a potential contractual liability for tax indemnification that would have arisen in 2002 if Vivendi Universal had been unable to secure refinancing for the bridge loan relating to the Vivendi Universal Entertainment Leveraged Partnership Distribution), and other provision reversals resulting from the conclusion of tax audit for prior taxable period and income tax (expense) benefit on adjustments.

                                VIVENDI UNIVERSAL
                  CONSOLIDATED STATEMENT OF FINANCIAL POSITION
                            (French GAAP, unaudited)


                                                              December 31,
                                                        ------------------------
(Euros, in millions)                                      2003             2002
                                                        -------          -------
ASSETS
Goodwill, net                                           E17,789          E20,062
Other intangible assets, net                             11,778           14,706
Fixed assets and investments                             10,997           13,727
                                                        -------          -------
TOTAL LONG-TERM ASSETS                                  E40,564          E48,495
                                                        -------          -------
Other current assets                                     11,498           13,543
Cash and cash equivalents                                 2,858            7,295
                                                        -------          -------
TOTAL CURRENT ASSETS                                    E14,356          E20,838
                                                        -------          -------
TOTAL ASSETS                                            E54,920          E69,333
                                                        =======          =======
SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity                                    E11,923          E14,020
Minority interests                                        4,929            5,497
Other equity                                              1,000            1,000
Other non-current liabilities                             5,261            8,054
Gross debt                                               14,423           19,632
Deferred tax liabilities                                  5,123            7,857
Other current liabilities                                12,261           13,273
                                                        -------          -------
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES              E54,920          E69,333
                                                        =======          =======



                                    NET DEBT

                                                  December 31,
                                      ------------------------------------
(Euros, in millions)                    2003         2002          Change
                                      --------     --------       --------
Gross debt                            E 14,423     E 19,632       -  5,209
Cash and cash equivalents               (2,858)      (7,295)      +  4,437
                                      --------     --------       --------
NET DEBT                              E 11,565     E 12,337       -    772
                                      ========     ========       ========




                                NET DEBT MATURITY

                                                  December 31, 2003
                             -----------------------------------------------------------
                               TOTAL      Due before       Due         Due        Due
                                           one year      between     between     after
                                                         one and     two and      five
(Euros, in millions)                                    two years  five years    years
                             --------     ----------    ---------  ----------   --------
Gross debt                   E 14,423     E  4,802      E    473    E  5,800    E  3,348
Cash and cash equivalents      (2,858)      (2,858)           --          --          --
                             --------     --------      --------    --------    --------
NET DEBT                     E 11,565     E  1,944*     E    473    E  5,800    E  3,348
                             ========     ========      ========    ========    ========



*Of which E1,699 million Oceane was effectively repaid in January 2, 2004.

                                VIVENDI UNIVERSAL
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                            (French GAAP, unaudited)


                                                                                                      Year Ended December 31,
                                                                                               ------------------------------------
                                                                                          (a)    2003           2002         2002
                                                                                                              With VE
                                                                                                             accounted
                                                                                                                for
                                                                                                             using the
                                                                                                              equity
                                                                                                              method
                                                                                               --------      ---------     --------
                                                                                                           (In millions)
CASH FLOW - OPERATING ACTIVITIES:
      Net loss                                                                                 E (1,143)     E(23,301)     E(23,301)
      Adjustments to reconcile net loss to net cash provided by operating activities:
                Depreciation, amortization and other operating provisions and allowances          4,759        22,103        24,040
                Equity loss in Veolia Environnement impairment                                      203            --            --
                Financial provisions and provisions related to businesses sold                   (1,007)        2,786         2,895
                Gain on sale of property, plant and equipment and financial assets, net              47        (1,541)       (1,748)
                Undistributed earnings from affiliates, net                                         (13)          356           456
                Deferred taxes                                                                     (154)        1,589         1,608
                Minority interests                                                                1,212           574           844
      Changes in assets and liabilities, net of effect of acquisitions and divestitures             (18)          229          (124)
                                                                                               --------      --------      --------
           NET CASH PROVIDED BY OPERATING ACTIVITIES                                           E  3,886      E  2,795      E  4,670
CASH FLOW - INVESTING ACTIVITIES:
      Capital expenditures                                                                       (1,552)       (1,729)       (4,134)
      Proceeds from sale of property, plant and equipment and intangible assets                     477           158           158
      Purchases of investments                                                            (b)    (4,422)       (2,000)       (4,792)
      Sales of investments                                                                (b)     1,408         9,233        10,987
      Net decrease (increase) in financial receivables                                              140        (1,875)       (2,027)
      Sales (purchases) of marketable securities                                                     49           322           213
                                                                                               --------      --------      --------
           NET CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES                                E (3,900)     E  4,109      E    405
CASH FLOW - FINANCING ACTIVITIES:
      Net increase (decrease) in short-term borrowings                                           (7,259)       (3,271)       (5,991)
      Notes mandatorily redeemable for new shares of Vivendi Universal                               --           767           767
      Proceeds from issuance of borrowings and other long-term debt                               5,657           369         2,748
      Principal payment on borrowings and other long-term liabilities                            (1,947)          510        (1,854)
      Net proceeds from issuance of common shares                                                    71            68         1,622
      Sales (purchases) of treasury shares                                                          (98)        1,973         1,973
      Cash dividends paid                                                                          (737)       (1,120)       (1,300)
      Cash payment to InterActiveCorp                                                                --        (1,757)       (1,757)
                                                                                               --------      --------      --------
      NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                                     E (4,313)     E (2,461)     E (3,792)
      Foreign currency translation adjustment on cash and cash equivalents                         (110)          981         1,287
                                                                                               --------      --------      --------
CHANGE IN CASH AND CASH EQUIVALENTS                                                            E (4,437)     E  5,424      E  2,570
                                                                                               ========      ========      ========
CASH AND CASH EQUIVALENTS:
                                                                                               --------      --------      --------
      Beginning                                                                                E  7,295      E  1,871      E  4,725
                                                                                               ========      ========      ========
      Ending                                                                                   E  2,858      E  7,295      E  7,295
                                                                                               ========      ========      ========



(a) 2002 and 2003 include 100% of Maroc Telecom and Vivendi Universal Entertainment which are controlled by Vivendi Universal with a 51% and 92% voting interest respectively and with a 35% and 86% ownership interest respectively. It also includes 100% of SFR (formerly known as Cegetel Groupe S.A.) which is controlled by Vivendi Universal with an approximately 56% ownership interest as of December 31, 2003.

(b) Purchase of investments and sales of investments include net cash from acquired and divested companies, particularly an investment of E4 billion in SFR Cegetel group (formerly known as Cegetel Groupe SA) on January 23, 2003.

                             ADDITIONAL INFORMATION

The following compares 2003 actual results with illustrative 2002 income statement that presents Veolia Environnement accounted for as an equity investment.

                   OTHER FINANCIAL EXPENSES, NET OF PROVISIONS

In 2003, other financial expenses, net of provisions amounted to E 509 million compared to E3,444 million in 2002.

                                                      INCLUDED
                                                         IN
E MILLION                                             ADJUSTED       2003
                                                         NET
                                                       INCOME
================================================================================
Financial provisions and amortization of financial
charges, net of realized losses (including puts)         No           (44)

Fees related to refinancing plan                         No           (50)

Foreign exchange losses                                  Yes         (228)

Other                                                    Yes         (187)
            Of which gain on financial asset sales                            20

TOTAL                                                                (509)


Financial provisions, net of realized losses were mainly comprised of the assessment of the put option granted to SNCF on Cegetel SAS interest (E85 million) and the SEC indemnity (E40 million), offset by the sale of InterActiveCorp warrants (a E125 million gain after a E454 million provision reversal), the provision reversal following the mark to market of DuPont shares (a E142 million gain), the termination of LineInvest total return swap (a E97 million gain), and the sale of impaired investment in Softbank Capital Partner (a E29 million gain).

"Other" mainly includes the cancellation of a debt of SFD vis-a-vis SFR-Cegetel for E 200 million. This cancellation was offset by an improvement in SFD's net income and shareholder equity, therefore it has no impact on the adjusted net income.

                 GAIN (LOSS) ON BUSINESS SOLD, NET OF PROVISIONS

In 2003, gain on businesses sold, net of provisions, of E602 million consisted mainly of capital gains on the divestiture of and/or dilution of our interest in the following companies: Telepiu (+E215 million, including a E352 million provision reversal), Consumer Press Division (+E104 million), Sogecable (+E71 million), UGC (-E47 million), Comareg (+E42 million), Xfera (-E16 million, including a E75 million provision accrual) and Internet subsidiaries (+E38 million). At December 31, 2003, income tax expense and minority interests related to gain on business sold, net of provisions, amounted to E21 million and E11 million, respectively. In 2002, gain on businesses sold, net of provisions totaled E1 billion.

                               INCOME TAX EXPENSE

In 2003, the company recorded a tax credit of E 408 million compared to a cost of E 2,119 million in 2002.

      E MILLION                                                                       2003
=======================================================================================================
TOTAL TAXES EXCLUDED FROM ADJUSTED NET INCOME                                        1,112

      Leverage Partnership distribution                                                477
      Other provision reversal                                                         211

      Tax asset activation                                                             424

TAXES INCLUDED IN THE ADJUSTED NET INCOME                                             (704)
      of which 100% of savings from SFR Cegetel group structure simplification                      515


In 2003, Vivendi Universal's income tax rate on the adjusted net income in 2003 was reduced to 32% compared to 81% in 2002. However, since SFR Cegetel Group, Maroc Telecom, CanalSatellite and Canal+ SA are not part of Vivendi Universal's consolidated tax group, losses elsewhere in the group are not available to offset profits taxable at those entities. Therefore, this reduced 32% tax rate cannot be sustained in the current structure.

          EQUITY IN GAIN (LOSSES) EARNINGS OF UNCONSOLIDATED COMPANIES

            E million                2003        2002     CHANGE
                                 --------    --------    -------
       Veolia Environnement      +     33    +    235    -   202

         VUE subsidiaries        -     26    -     36    +    10

               SFD               +     98    -      1    +    99

         VTI subsidiaries        -     18    -    175    +   157

             Internet                  -     -     74    +    74

              Other              -     16    -     48    +    32
                                 --------    --------    -------
              TOTAL              +     71    -     99       +170

Excluding impairment losses recorded by Veolia Environnement and the impairment losses recorded in respect to certain VUE affiliates.

       PROBABLE ACCOUNTING IMPACT OF THE NBC UNIVERSAL TRANSACTION IN 2004

At December 31, 2003, the fair value of VUE denominated in US dollars exceeded its carrying value also denominated in US dollars. However, due to the evolution of the US dollar/euro exchange rate through December 31, 2003 since the date of Vivendi Universal's acquisition of Universal Studios in December 2000 and the date of Vivendi Universal's acquisition of the entertainment assets of InterActiveCorp in May 2002, a cumulative foreign currency loss is recorded in accordance with French GAAP as a reduction to shareholders' equity through the currency translation adjustment account. The foreign currency loss has no impact on net income in 2003 but will impact 2004 net income (estimated loss at E2.7 billion at December 31, 2003 level of the dollar rate). It will be partially offset by the capital gain in dollars on the transaction. This transaction has no impact on Vivendi Universal's 2003 accounts.

   EVENTUAL ACCOUNTING AND CASH IMPACTS OF THE EXPENSES OF THE CALL OPTION OF
              VEOLIA ENVIRONNEMENT ON OR BEFORE DECEMBER 23, 2004

If the call options on Veolia Environnement shares are exercised on or before December 23, 2004, the cash sales of the assets should amount to E2.2 billion and would produce a capital gain without cash tax impact of approximately E2.2 billion.